U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File No. 00-49672

NOTIFICATION OF LATE FILING
(Check One):

[X] Form 10-K    [ ] Form 20F    [ ] Form 11K    [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: December 31, 2008
-----------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Angel Acquisition Corp.

Former Name if Applicable: Palomar Enterprises, Inc.

Address of Principal Executive Office (Street and Number):   1802 N. Carson Street, Suite 212-2018

City, State and Zip Code:     Carson City, Nevada 89701

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Angel Acquisition Corp. (the "Company"), is still working with its auditors to finalize its consolidated financial statements for the year ended December 31, 2008. Management deems it necessary that additional timeis required in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Annual Report on Form 10-K. Management anticipates the filing of its Annual
Report on Form 10-K within the extension period.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification: Steve Bonenberger, CEO, 775-887-0670

(2)      Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

Angel Acquisition Corp.. a Nevada corporation, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009                          By: /s/ Steve Bonenberger
                                                                    President/Chief Executive Officer